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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           Lahaina Acquisitions, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    507275105
          ------------------------------------------------------------
                                 (CUSIP Number)



                                 Judith Demerau
                              Kingdom Generals, LLC
                              7310 Pine Valley Road
                             Cumming, Georgia 30041
                                 (770) 887-7145
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     8/23/99
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on the form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


------------------------                                                              ---------------------------
CUSIP No.      507275105                                                              Page    2    of   2   Pages
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1       NAME OR REPORTING PERSON                                  Kingdom Generals, LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 58-2476606
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (A)  [ ]
        N/A                                                                                              (B)  [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                                                                                        00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   US

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     NUMBER OF            7  SOLE VOTING POWER                                                            850,000
      SHARES              ---------------------------------------------------------------------------------------
   BENEFICIALLY
     OWNED BY             8  SHARED VOTING POWER                                                                0
       EACH               ---------------------------------------------------------------------------------------
     REPORTING
    PERSON WITH           9  SOLE DISPOSITIVE POWER                                                       850,000
                          ---------------------------------------------------------------------------------------

                          10 SHARED DISPOSITIVE POWER                                                           0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                    850,000

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                 5.2%

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14        TYPE OF REPORTING PERSON                                                 OO (limited liability company)

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

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SEC 1746 (9-88) 2 of 7


Item 1.  Security and Issuer.

              This Report relates to 850,000 shares of the Common Stock, no par value per share Lahaina Acquisitions, Inc., a Colorado corporation. The address of the Issuer's principal executive office is 5895 Windward Parkway, Suite 200, Alpharetta, Georgia 30005.

              The principal executive officers of the Issuer are:


              L. Scott Demerau                 President and Chief Executive Officer
              Betty Sullivan                   Executive Vice President-Administration and Secretary
              Colman Hoffman                   Executive Vice President-Finance and Treasurer
              Sherry Sagemiller                Assistant Secretary


Item 2.  Identity and Background.

              The Reporting Person is an individual.


              (a)          Name: Kingdom Generals, LLC
              (b)          Business Address:                  7310 Pine Valley Road
                                                              Cumming, GA 30041
              (c)          Principal Business:                Real Estate Development and Investment
              (d) & (e)    Neither the Reporting Person nor any of its members
                           have, during the past five years (i) been convicted
                           in a criminal proceeding (excluding traffic
                           violations or similar misdemeanors) or (ii) been a
                           party to a civil proceeding of a judicial or
                           administrative body of competent jurisdiction and as
                           a result of such proceeding was or is subject to a
                           judgment, decree of final order in joining future
                           violations of, or prohibiting or mandating activities
                           subject to federal or state securities laws or
                           finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds and Other Consideration.

              850,000 shares of Common Stock were issued to the Reporting Person in consideration of the Reporting Person's surrender of certificate(s) evidencing 85,000 shares of Common Stock of The Accent Group, Inc. ("Accent").


Item 4.  Purpose of Transaction.

              The Reporting Person purchased the securities reported herein through a negotiated transaction between Accent, of which the Reporting Person was a shareholder, and the Issuer, by which Accent became a wholly-owned subsidiary of the Issuer. In connection with the merger, the following persons were elected to the Board of Directors of the Issuer:



                                        1

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              L. Scott Demerau
              Betty Sullivan
              Sherry Sagemiller
              Bart Siegel

              Pursuant to the merger, the former shareholders of Accent have gained control of the Issuer.

              The Reporting Person currently contemplates no material change in the Issuer's corporate structure.


Item 5. Interest in the Securities of the Issuer.

              The Reporting Person has acquired 850,000 shares of Common Stock. As a result of such ownership, the Reporting Person has beneficial ownership with respect to 5.2% of the outstanding Common Stock of the Issuer. 850,000 shares are held with sole voting power and sole dispositive power. Other than the acquisition reported pursuant to this Report, the Reporting Person has not engaged in any transactions in any securities of the Issuer. The Reporting Person is not a member of any group.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              There are no contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item 6.


Item 7. Material to be Filed as Exhibits.

              The following documents are filed as exhibits:

              (i) Agreement and Plan of Merger, dated July 21, 1999, by and among Lahaina Acquisitions, Inc. and LAHA No. 1, Inc., Mongoose Investments, LLC, The Accent Group, Inc. and Accent Mortgage Services, Inc.1/


-------------------

1/ Incorporated by reference to the Issuer's Current Report on Form 8-K dated August 23, 1999.


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                     KINGDOM GENERALS, LLC
              September 2, 1999
              -----------------
                      Date
                                                     By:  /s/ Judith Demerau
                                                        -----------------------
                                                        Judith Demerau
                                                        Member



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